Exhibit 99.1

1. CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS – ASSETS

(€ million)	Note	June 30, 2024	December 31, 2023
Property, plant and equipment owned	B.2.	10,264	10,160
Right-of-use assets		1,616	1,654
Goodwill	B.3.	50,080	49,404
Other intangible assets	B.3.	26,653	24,319
Investments accounted for using the equity method	B.5.	315	424
Other non-current assets	B.6.	3,333	3,218
Non-current income tax assets		129	188
Deferred tax assets		7,284	6,427
Non-current assets		99,674	95,794
Inventories		10,609	9,666
Accounts receivable	B.7.	8,510	8,433
Other current assets		3,870	3,455
Current income tax assets		295	391
Cash and cash equivalents	B.9.	6,795	8,710
Current assets		30,079	30,655
Assets held for sale or exchange		2	15
TOTAL ASSETS		129,755	126,464

The accompanying notes on pages

10
to

34
are an integral part of the condensed half-year consolidated financial statements.

2	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

CONSOLIDATED BALANCE SHEETS – EQUITY AND LIABILITIES

(€ million)	Note	June 30, 2024	December 31, 2023
Equity attributable to equity holders of Sanofi		72,690	74,040
Equity attributable to non-controlling interests		307	313
Total equity	B.8.	72,997	74,353
Long-term debt	B.9.	12,503	14,347
Non-current lease liabilities		1,733	1,755
Non-current liabilities related to business combinations and to non-controlling interests	B.11.	527	501
Non-current provisions and other non-current liabilities	B.12.	8,219	7,602
Non-current income tax liabilities		1,949	1,842
Deferred tax liabilities		1,800	1,857
Non-current liabilities		26,731	27,904
Accounts payable		7,433	7,328
Current liabilities related to business combinations and to non-controlling interests	B.11.	201	208
Current provisions and other current liabilities		12,746	13,741
Current income tax liabilities		132	597
Current lease liabilities		279	275
Short-term debt and current portion of long-term debt	B.9.	9,236	2,045
Current liabilities		30,027	24,194
Liabilities related to assets held for sale or exchange		—	13
TOTAL EQUITY AND LIABILITIES		129,755	126,464

The accompanying notes on pages

10
to

34
are an integral part of the condensed half-year consolidated financial statements.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	3

CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	June 30, 2024	June 30, 2023	December 31, 2023 (12 months)
Net sales	B.20.	21,209	20,187	43,070
Other revenues		1,289	1,358	3,374
Cost of sales		(6,849)	(6,347)	(14,236)
Gross profit		15,649	15,198	32,208
Research and development expenses		(3,423)	(3,193)	(6,728)
Selling and general expenses		(5,260)	(5,182)	(10,692)
Other operating income	B.15.	617	617	1,292
Other operating expenses	B.15.	(2,010)	(1,422)	(3,516)
Amortization of intangible assets	B.3.	(1,061)	(1,035)	(2,172)
Impairment of intangible assets	B.4.	371	(15)	(896)
Fair value remeasurement of contingent consideration	B.6. B.11.	(66)	(26)	(93)
Restructuring costs and similar items	B.16.	(1,331)	(547)	(1,490)
Other gains and losses, and litigation	B.17.	(442)	(73)	(38)
Operating income		3,044	4,322	7,875
Financial expenses	B.18.	(586)	(370)	(1,313)
Financial income	B.18.	281	286	591
Income before tax and investments accounted for using the equity method		2,739	4,238	7,153
Income tax expense	B.19.	(463)	(730)	(1,602)
Share of profit/(loss) from investments accounted for using the equity method		(13)	(52)	(115)
Net income		2,263	3,456	5,436
Net income attributable to non-controlling interests		17	26	36
Net income attributable to equity holders of Sanofi		2,246	3,430	5,400
Average number of shares outstanding (million)	B.8.7.	1,249.4	1,249.9	1,251.7
Average number of shares after dilution (million)	B.8.7.	1,253.8	1,254.5	1,256.4
–Basic earnings per share (in euros)		1.80	2.74	4.31
–Diluted earnings per share (in euros)		1.79	2.73	4.30

The accompanying notes on pages

10
to

34
are an integral part of the condensed half-year consolidated financial statements.

4	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	Note	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
Net income		2,263	3,456	5,436
Attributable to equity holders of Sanofi		2,246	3,430	5,400
Attributable to non-controlling interests		17	26	36
Other comprehensive income:
▪Actuarial gains/(losses)	B.8.8.	235	141	(171)
▪Change in fair value of equity instruments included in financial assets and financial liabilities	B.8.8.	(10)	3	97
▪Tax effects	B.8.8.	(59)	(59)	(3)
Subtotal: items not subsequently reclassifiable to profit or loss (A)		166	85	(77)
▪Change in fair value of debt instruments included in financial assets	B.8.8.	(5)	6	21
▪Change in fair value of cash flow hedges	B.8.8.	(3)	1	(1)
▪Change in currency translation differences	B.8.8.	1,040	(1,057)	(1,540)
▪Tax effects	B.8.8.	35	(8)	(6)
Subtotal: items subsequently reclassifiable to profit or loss (B)		1,067	(1,058)	(1,526)
Other comprehensive income for the period, net of taxes (A+B)		1,233	(973)	(1,603)
Comprehensive income		3,496	2,483	3,833
Attributable to equity holders of Sanofi		3,471	2,465	3,810
Attributable to non-controlling interests		25	18	23

The accompanying notes on pages

10
to

34
are an integral part of the condensed half-year consolidated financial statements.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other comprehensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2023	2,522	125	(706)	66,734	4,658	1,451	74,784	368	75,152
Other comprehensive income for the period	—	—	—	85	—	(1,050)	(965)	(8)	(973)
Net income for the period	—	—	—	3,430	—	—	3,430	26	3,456
Comprehensive income for the period	—	—	—	3,515	—	(1,050)	2,465	18	2,483
Dividend paid out of 2022 earnings (€3.56 per share)	—	—	—	(4,454)	—	—	(4,454)	—	(4,454)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(49)	(49)
Share repurchase program (a)	—	—	(363)	—	—	—	(363)	—	(363)
Share-based payment plans:
▪Exercise of stock options	—	18	—	—	—	—	18	—	18
▪Issuance of restricted shares and vesting of existing restricted shares	3	(3)	112	(112)	—	—	—	—	—
▪Value of services obtained from employees	—	—	—	—	160	—	160	—	160
▪Tax effects of share-based payments	—	—	—	—	8	—	8	—	8
Other changes arising from issuance of restricted shares	—	—	—	2	—	—	2	—	2
Other movements (b)	—	—	—	9	—	—	9	(19)	(10)
Balance at June 30, 2023	2,525	140	(957)	65,694	4,826	401	72,629	318	72,947
Other comprehensive income for the period	—	—	—	(162)	—	(463)	(625)	(5)	(630)
Net income for the period	—	—	—	1,970	—	—	1,970	10	1,980
Comprehensive income for the period	—	—	—	1,808	—	(463)	1,345	5	1,350
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(10)	(10)
Share repurchase program (a)	—	—	(230)	—	—	—	(230)	—	(230)
Share-based payment plans:
▪Exercise of stock options	1	18	—	—	—	—	19	—	19
▪Issuance of restricted shares and vesting of existing restricted shares	—	—	3	(3)	—	—	—	—	—
▪Employee share ownership plan	4	155	—	—	—	—	159	—	159
▪Value of services obtained from employees	—	—	—	—	123	—	123	—	123
•Tax effects of share-based payments	—	—	—	—	(5)	—	(5)	—	(5)
Balance at December 31, 2023	2,530	313	(1,184)	67,499	4,944	(62)	74,040	313	74,353

6	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Stock options and other share-based payments	Other comprehensive income	Attribut-able to equity holders of Sanofi	Attribut-able to non-controlling interests	Total equity
Balance at January 1, 2024	2,530	313	(1,184)	67,499	4,944	(62)	74,040	313	74,353
Other comprehensive income for the period	—	—	—	166	—	1,059	1,225	8	1,233
Net income for the period	—	—	—	2,246	—	—	2,246	17	2,263
Comprehensive income for the period	—	—	—	2,412	—	1,059	3,471	25	3,496
Dividend paid out of 2023 earnings (€3.76 per share)	—	—	—	(4,704)	—	—	(4,704)	—	(4,704)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	—	(31)	(31)
Share repurchase program (a)	—	—	(302)	—	—	—	(302)	—	(302)
Share-based payment plans:
•Exercise of stock options	—	7	—	—	—	—	7	—	7
•Issuance of restricted shares and vesting of existing restricted shares (a)	3	(3)	115	(115)	—	—	—	—	—
•Value of services obtained from employees	—	—	—	—	173	—	173	—	173
•Tax effects of share-based payments	—	—	—	—	4	—	4	—	4
Other changes arising from issuance of restricted shares	—	—	—	1	—	—	1	—	1
Balance at June 30, 2024	2,533	317	(1,371)	65,093	5,121	997	72,690	307	72,997
(a)See Note B.8.2. (for amounts relating to 2023, see Note D.1.5.4. to the consolidated financial statements for the year ended December 31, 2023).
(b)This line mainly comprises the impact on non-controlling interests arising from divestments and acquisitions.

The accompanying notes on pages

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to

34
are an integral part of the condensed half-year consolidated financial statements.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	7

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
Net income attributable to equity holders of Sanofi		2,246	3,430	5,400
Non-controlling interests		17	26	36
Share of undistributed earnings from investments accounted for using the equity method		110	196	295
Depreciation, amortization and impairment of property, plant and equipment, right-of-use assets and intangible assets		1,445	1,838	4,792
Gains and losses on disposals of non-current assets, net of tax (a)		(279)	(307)	(509)
Net change in deferred taxes		(780)	(446)	(970)
Net change in non-current provisions and other non-current liabilities (b)		1,087	(716)	(136)
Cost of employee benefits (stock options and other share-based payments)		173	160	283
Impact of the workdown of acquired inventories remeasured at fair value		19	5	20
Other profit or loss items with no cash effect on cash flows generated by operating activities (c)		26	196	283
Operating cash flow before changes in working capital		4,064	4,382	9,494
(Increase)/decrease in inventories		(886)	(1,174)	(840)
(Increase)/decrease in accounts receivable		14	(215)	(397)
Increase/(decrease) in accounts payable		82	497	402
Net change in other current assets and other current liabilities		(1,851)	73	1,599
Net cash provided by/(used in) operating activities (d)		1,423	3,563	10,258
Acquisitions of property, plant and equipment and intangible assets	B.2. - B.3.	(1,886)	(930)	(3,024)
Acquisitions of consolidated undertakings and investments accounted for using the equity method (e)	B.1.	(1,885)	(2,465)	(3,870)
Acquisitions of other equity investments		(208)	(56)	(134)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (f)		607	578	1,015
Disposals of consolidated undertakings and investments accounted for using the equity method		—	15	42
Net change in other non-current assets		(41)	(215)	(229)
Net cash provided by/(used in) investing activities		(3,413)	(3,073)	(6,200)
Issuance of Sanofi shares	B.8.1.	21	31	195
Dividends paid:
▪ to equity holders of Sanofi		(4,704)	(4,454)	(4,454)
▪to non-controlling interests		(31)	(49)	(61)
Payments received/(made) on changes of ownership interest in a subsidiary without loss of control		—	(3)	(3)
Additional long-term debt contracted	B.9.1.	—	—	48
Repayments of long-term debt	B.9.1.	(637)	(2,680)	(3,684)
Repayment of lease liabilities		(144)	(127)	(265)
Net change in short-term debt and other financial instruments (g)		5,886	2,431	765
Acquisitions of treasury shares	B.8.2	(302)	(363)	(593)
Net cash provided by/(used in) financing activities		89	(5,214)	(8,052)
Impact of exchange rates on cash and cash equivalents		(14)	(19)	(32)
Net change in cash and cash equivalents		(1,915)	(4,743)	(4,026)
Cash and cash equivalents, beginning of period		8,710	12,736	12,736
Cash and cash equivalents, end of period	B.9.	6,795	7,993	8,710
(a)Includes non-current financial assets.
(b)This line item includes contributions paid to pension funds (see Note B.12.).
(c)This line item mainly comprises unrealized foreign exchange gains and losses arising on the remeasurement of monetary items in non-functional currencies and on instruments used to hedge such items.
(d)Of which:

8	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
▪Income tax paid	(1,434)	(1,431)	(2,623)
▪Interest paid	(320)	(234)	(559)
▪Interest received	261	262	547
▪Dividends received from non-consolidated entities	—	8	17

(e)For the six months ended June 30, 2024, this line item includes the net cash outflow arising from the acquisition of Inhibrx, Inc. (see Note B.1.1.). For the six months ended June 30, 2023, this line includes the net cash outflow arising from the acquisition of Provention Bio Inc. For the year ended December 31, 2023, it includes the net cash outflow arising from the acquisitions of Provention Bio Inc and QRIB.
(f)This line item mainly comprises proceeds from disposals of (i) assets and businesses due to portfolio rationalization, and (ii) equity and debt instruments.
(g)For the six months ended June 30, 2024, this line mainly comprises a commercial paper program in the United States for €6,060 million, compared to €2,630 million in the six months ended June 30, 2023 and €946 million in the year ended December 31, 2023. This line also includes realized foreign exchange gains and losses on cash and cash equivalents in non-functional currencies, mainly the US dollar, and on derivatives used to manage them.

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NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 (1)

INTRODUCTION
Sanofi, together with its subsidiaries (collectively “Sanofi”, “the Group” or “the Company”), is a global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs.
Sanofi is listed in Paris (Euronext: SAN) and New York (Nasdaq: SNY).
The condensed consolidated financial statements for the six months ended June 30, 2024 were reviewed by the Sanofi Board of Directors at the Board meeting on July 24, 2024.

A/ BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL STATEMENTS AND ACCOUNTING POLICIES

A.1. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2023.
The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2024 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). IFRS as endorsed by the European Union as of June 30, 2024 are available via the following web link:
https://www.efrag.org/Endorsement
The accounting policies applied effective January 1, 2024 are identical to those presented in the consolidated financial statements for the year ended December 31, 2023.
On September 22, 2022, the IASB issued an amendment to IFRS 16 (Leases) relating to lease liabilities in a sale-and-leaseback arrangement, which is applicable from January 1, 2024 and had no impact on Sanofi's financial statements.
On January 23, 2020, the IASB issued “Classification of Liabilities as Current or Non-current”, an amendment to IAS 1, and then on October 31, 2022 issued “Non-current Liabilities with Covenants”, a further amendment to IAS 1. The amendments, which are applicable from January 1, 2024, had no impact on Sanofi's financial statements.
On May 25, 2023, the IASB issued "Supplier Finance Arrangements", an amendment to IAS 7 and IFRS 7, applicable from January 1, 2024. The amendment relates to disclosures of information about such arrangements; it had no impact on the 2024 half-year financial statements.
As a reminder, in its 2023 consolidated financial statements Sanofi applied “International Tax Reform – Pillar Two Model Rules”, an amendment to IAS 12 issued by the IASB on May 23, 2023, and did not recognize any deferred tax on temporary differences related to Pillar 2 rules.
In its 2024 half-year financial statements, Sanofi has used an average effective tax rate that takes into account the top-up tax applicable from January 1, 2024 (see Note B.19.).

A.2. USE OF ESTIMATES
The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date the financial statements are finalized. Those estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as of the date of the review of the financial statements. Examples of estimates and assumptions include:
•amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;
•impairment of property, plant and equipment and intangible assets;
•the valuation of goodwill and the valuation and useful life of acquired intangible assets;
•the measurement of contingent consideration receivable in connection with asset divestments and of contingent consideration payable;
•the measurement of financial assets and financial liabilities at amortized cost;
(1) The Statutory Auditors have conducted a review of these interim financial statements according to French professional standard NEP2410

10	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

•the amount of post-employment benefit obligations;
•the amount of liabilities or provisions for restructuring, litigation, tax risks relating to corporate income taxes, and environmental risks; and
•the amount of deferred tax assets resulting from tax losses available for carry-forward and deductible temporary differences.

Actual results could differ from these estimates.
For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. That rate is applied to business operating income plus financial income and minus financial expenses, and before (i) the share of profit/loss of investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. The estimated full-year effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

A.3. SEASONAL TRENDS
Sanofi’s activities are not subject to significant seasonal fluctuations.

A.4. CONSOLIDATION AND FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES IN HYPERINFLATIONARY ECONOMIES
In 2024, Sanofi continues to account for subsidiaries based in Venezuela using the full consolidation method, on the basis that the criteria for control as specified in IFRS 10 (Consolidated Financial Statements) are still met.The contribution of the Venezuelan subsidiaries to the consolidated financial statements is immaterial.
In Argentina, the cumulative rate of inflation over the last three years is in excess of 100%, based on a combination of indices used to measure inflation in that country. Consequently, Sanofi has since July 1, 2018 treated Argentina as a hyperinflationary economy and has applied IAS 29. The impact of the resulting restatements is immaterial at Sanofi group level.
In Turkey, the cumulative rate of inflation over the last three years is in excess of 100%, based on a combination of indices used to measure inflation in that country. Consequently, Sanofi has since January 1, 2022 treated Turkey as a hyperinflationary economy and has applied IAS 29. The impact of the resulting restatements is immaterial at Sanofi group level.

A.5. FAIR VALUE OF FINANCIAL INSTRUMENTS
Under IFRS 13 (Fair Value Measurement) and IFRS 7 (Financial Instruments: Disclosures), fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:
•Level 1: quoted prices in active markets for identical assets or liabilities (without modification or repackaging);
•Level 2: quoted prices in active markets for similar assets or liabilities, or valuation techniques in which all important inputs are derived from observable market data; and
•Level 3: valuation techniques in which not all important inputs are derived from observable market data.

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The table below shows the disclosures required under IFRS 7 relating to the measurement principles applied to financial instruments.

Note	Type of financial instrument	Measurement principle	Level in fair value hierarchy	Valuation technique	Method used to determine fair value
						Market data
					Valuation model	Exchange rate	Interest rate	Volatilities
B.6.	Financial assets measured at fair value (quoted equity instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (quoted debt instruments)	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets measured at fair value (unquoted equity instruments)	Fair value	3	Amortized cost/ Peer comparison (primarily)	If cost ceases to be a representative measure of fair value, an internal valuation based primarily on peer comparison is used.
B.6.	Financial assets at fair value (contingent consideration receivable)	Fair value	3	Revenue-based approach	The fair value of contingent consideration receivable is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note D.7.3. to the consolidated financial statements for the year ended December 31, 2021.

B.6.	Long-term loans and advances and other non-current receivables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances and other non-current receivables at the end of the reporting period is not materially different from their fair value.
B.6.	Financial assets measured at fair value held to meet obligations under post-employment benefit plans	Fair value	1	Market value	Quoted market price	N/A
B.6.	Financial assets designated at fair value held to meet obligations under deferred compensation plans	Fair value	1	Market value	Quoted market price	N/A
B.9.	Investments in mutual funds	Fair value	1	Market value	Net asset value	N/A
B.9.	Negotiable debt instruments, commercial paper, instant access deposits and term deposits	Amortized cost	N/A	N/A	Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.
B.9. B.12.	Financial Debt	Amortized cost (a)	N/A	N/A
In the case of financial liabilities with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as reported in the notes to the consolidated financial statements.
For financial liabilities with a maturity of more than 3 months, fair value as reported in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the end of the reporting period (quoted instruments) or by discounting the future cash flows based on observable market data at the end of the reporting period (unquoted instruments).
For financial liabilities based on variable payments such as royalties, fair value is determined on the basis of discounted cash flow projections.

B.9.	Lease liabilities	Amortized cost	N/A	N/A	Future lease payments are discounted using the incremental borrowing rate.
B.10.	Forward currency contracts	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	N/A
B.10.	Interest rate swaps	Fair value	2	Revenue-based approach	Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and Euronext interest rate futures > 1 year: Mid Zero Coupon	N/A
B.10.	Cross-currency swaps	Fair value	2		Present value of future cash flows	Mid Market Spot	< 1 year: Mid Money Market and Euronext interest rate futures > 1 year: Mid Zero Coupon	N/A
B.11.	Liabilities related to business combinations and to non-controlling interests	Fair value	3	Revenue-based approach	Under IAS 32, contingent consideration payable in a business combination is a financial liability. The fair value of such liabilities is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note B.11.
(a)In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).

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A.6. NEW PRONOUNCEMENTS ISSUED BY THE IASB AND APPLICABLE FROM 2025
On August 15, 2023, the IASB issued "Lack of Exchangeability", an amendment to IAS 21 (The Effects of Changes in Foreign Exchange Rates), relating to how to determine the exchange rate when a currency is not exchangeable. The amendment is applicable from January 1, 2025 (subject to endorsement by the European Union); it will not have a material impact on the Sanofi financial statements, and Sanofi will not early adopt it.
On April 9, 2024, the IASB issued IFRS 18 (Presentation and Disclosure in Financial Statements), applicable from January 1, 2027 (subject to endorsement by the European Union). An impact assessment is currently under way. Sanofi will not early adopt this new standard.
On May 30, 2024, the IASB issued amendments to IFRS 9 and IFRS 7 relating to the classification and measurement of financial instruments, applicable no earlier than January 1, 2026 (subject to endorsement by the European Union). Sanofi does not expect any material impact, and will not early adopt these amendments.
On July 18, 2024, the IASB issued Volume 11 of “Annual Improvements to IFRS”, applicable from January 1, 2026 (subject to endorsement by the European Union). Sanofi does not expect any material impact from those improvements to various standards, which are essentially in the nature of clarifications, and will not early adopt them.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	13

B/ SIGNIFICANT INFORMATION FOR THE FIRST HALF OF 2024

B.1. PRINCIPAL CHANGES IN SCOPE OF CONSOLIDATION IN THE PERIOD
Acquisition of Inhibrx, Inc.
On May 30, 2024, Sanofi completed the acquisition of Inhibrx, Inc (“Inhibrx”), adding SAR447537 (formerly INBRX-101) to Sanofi’s rare disease pipeline. SAR447537 is a human recombinant protein that holds the promise of allowing alpha-1 antitrypsin deficiency (AATD) patients to achieve normalization of serum AAT levels with less frequent (monthly vs. weekly) dosing. AATD is an inherited rare disease characterized by low levels of AAT protein, predominantly affecting the lungs with progressive tissue deterioration. SAR447537 may help to reduce inflammation and prevent further deterioration of lung function in affected individuals.
The transaction did not meet the criteria for a business combination under IFRS 3, and consequently was accounted for as an acquisition of a group of assets.
The acquisition price was $2,035 million. Of that amount (plus acquisition-related costs), $1,908 million was allocated to in-process development in respect of SAR447537, and recognized within Other intangible assets in accordance with IAS 38. The difference between that amount and the acquisition price corresponds to the other assets acquired and liabilities assumed in the transaction.
In addition, Sanofi awarded the former shareholders of Inhibrx an unquoted, non-negotiable Contingent Value Right (CVR) certificate that entitles them to a deferred cash payment of $5.00 per Inhibrx share, subject to attainment of a regulatory milestone before June 30, 2027. The nominal value of that commitment is $300 million.
The impact of this acquisition, as reflected within the line item Acquisitions of consolidated undertakings and investments accounted for using the equity method in the consolidated statement of cash flows, is a net cash outflow of $2,035 million.

B.2. PROPERTY, PLANT AND EQUIPMENT
The table below sets forth acquisitions and capitalized interest by operating segment for the first half of 2024:

(€ million)	June 30, 2024	December 31, 2023
Acquisitions	591	1,693
Biopharma	535	1,592
Of which Manufacturing & Supply	366	1,188
Opella	56	101
Of which Manufacturing & Supply	41	90
Of which capitalized interest	22	26

Firm orders for property, plant and equipment stood at €659 million as of June 30, 2024.

14	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

B.3. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill amounted to €50,080 million as of June 30, 2024, versus €49,404 million as of December 31, 2023. The movement during the period was mainly due to the impact of changes in exchange rates.
Movements in other intangible assets during the first half of 2024 were as follows:

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2024	9,772	73,733	1,808	85,313
Changes in scope of consolidation (a)	1,766	—	—	1,766
Acquisitions and other increases	571	201	41	813
Disposals and other decreases	(49)	(27)	(7)	(83)
Currency translation differences	236	1,050	7	1,293
Transfers	2	12	(1)	13
Gross value at June 30, 2024	12,298	74,969	1,848	89,115
Accumulated amortization and impairment at January 1, 2024 (a)	(3,734)	(55,908)	(1,352)	(60,994)
Amortization expense	—	(1,084)	(52)	(1,136)
Impairment losses, net of reversals (b)	(13)	379	—	366
Disposals and other decreases	49	27	6	82
Currency translation differences	(70)	(701)	(4)	(775)
Transfers	—	(4)	(1)	(5)
Accumulated amortization and impairment at June 30, 2024	(3,768)	(57,291)	(1,403)	(62,462)
Carrying amount at January 1, 2024	6,038	17,825	456	24,319
Carrying amount at June 30, 2024	8,530	17,678	445	26,653
(a)Impact of the acquisition of Inhibrx, Inc (see Note B.1.).
(b)See Note B.4.

Acquisitions of other intangible assets (excluding software) in the first half of 2024 totaled €772 million, including €463 million related to the agreements entered into between Sanofi and Novavax in May 2024.
“Products, trademarks and other products” mainly comprise:
•marketed products, with a carrying amount of €16.3 billion as of June 30, 2024 (versus €16.6 billion as of December 31, 2023) and a weighted average amortization period of approximately 11 years; and
•technological platforms brought into service, with a carrying amount of €1.4 billion as of June 30, 2024 (versus €1.2 billion as of December 31, 2023) and a weighted average amortization period of approximately 18 years.

B.4. IMPAIRMENT OF INTANGIBLE ASSETS
The monitoring of impairment indicators for other intangible assets led to the recognition of a net reversal of impairment losses amounting to €366 million in the first half of 2024, mainly due to an increase in the recoverable amounts of certain marketed products and other rights in the Biopharma segment.

B.5. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Investments accounted for using the equity method consist of associates and joint ventures (see Note B.1. to the consolidated financial statements for the year ended December 31, 2023), and comprise:

(€ million)	% interest	June 30, 2024	December 31, 2023
EUROAPI (a)	29.8	72	162
Infraserv GmbH & Co. Höchst KG (b)	31.2	89	90
MSP Vaccine Company (c)	50.0	90	96
Other investments	—	64	76
Total		315	424
(a)The investment in EUROAPI includes an impairment loss determined by reference to the quoted market price (€2.55 as of June 30, 2024, and €5.73 as of December 31, 2023).
(b)Joint venture.
(c)Joint venture MSP Vaccine Company owns 100% of MCM Vaccine BV.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	15

The financial statements include commercial transactions between Sanofi and some equity-accounted investments that are classified as related parties. The principal transactions and balances with related parties are summarized below:

(€ million)	June 30, 2024	June 30, 2023	December 31, 2023
Sales	59	64	157
Royalties and other income	61	32	63
Accounts receivable and other receivables	278	213	249
Purchases of goods and services	345	302	642
Accounts payable and other payables	63	97	71
Subject to certain conditions, Sanofi could raise its investment in EUROAPI by €200 million in the form of a perpetual subordinated hybrid bond.

B.6. OTHER NON-CURRENT ASSETS
Other non-current assets comprise:

(€ million)	June 30, 2024	December 31, 2023
Equity instruments at fair value through other comprehensive income	1,161	1,088
Debt instruments at fair value through other comprehensive income	347	346
Other financial assets at fair value through profit or loss	817	808
Pre-funded pension obligations	325	271
Long-term prepaid expenses	95	114
Long-term loans and advances and other non-current receivables	587	591
Total	3,333	3,218

B.7. ACCOUNTS RECEIVABLE
Accounts receivable break down as follows:

(€ million)	June 30, 2024	December 31, 2023
Gross value	8,602	8,528
Allowances	(92)	(95)
Carrying amount	8,510	8,433
The impact of allowances against accounts receivable in the first half of 2024 was a net expense of €3 million (versus a net expense of €2 million for the first half of 2023).
The table below shows the ageing profile of overdue accounts receivable, based on gross value:

(€ million)	Overdue accounts gross value	Overdue by <1 month	Overdue by 1-3 months	Overdue by 3-6 months	Overdue by 6-12 months	Overdue by > 12 months
June 30, 2024	646	264	105	137	69	71
December 31, 2023	689	269	154	123	62	81
Some Sanofi subsidiaries have assigned receivables to factoring companies or banks without recourse. The amount of receivables that met the conditions described in Note B.8.6. to the consolidated financial statements for the year ended December 31, 2023 and hence were derecognized was €503 million as of June 30, 2024 (versus €761 million as of December 31, 2023). The residual guarantees relating to those transfers were immaterial as of June 30, 2024.

16	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

B.8. CONSOLIDATED SHAREHOLDERS’ EQUITY

B.8.1. SHARE CAPITAL
As of June 30, 2024, the share capital was €2,532,725,512 and consisted of 1,266,362,756 shares (the total number of shares outstanding) with a par value of €2.

Treasury shares held by Sanofi are as follows:

	Number of shares (million)	% of share capital for the period
June 30, 2024	15.33	1.211%
December 31, 2023	13.45	1.063%
June 30, 2023	10.90	0.864%
January 1, 2023	8.20	0.650%
A total of 91,355 shares were issued in the first half of 2024 as a result of the exercise of Sanofi stock subscription options.
In addition, 2,803,637 shares vested under Sanofi restricted share plans during the first half of 2024, of which 1,471,432 were fulfilled by issuance of new shares and 1,332,205 by allotment of existing shares free of charge.

B.8.2. REPURCHASE OF SANOFI SHARES
On May 25, 2023, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Under that program, Sanofi repurchased 3,215,460 of its own shares during the first half of 2024 for a total amount of €302 million.
On April 30, 2024, the Annual General Meeting of Sanofi shareholders authorized a share repurchase program for a period of 18 months. Sanofi did not use that authorization during the first half of 2024.

B.8.3. REDUCTIONS IN SHARE CAPITAL
No decision to cancel treasury shares was made by the Sanofi Board of Directors during the first half of 2024.

B.8.4. RESTRICTED SHARE PLANS
Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. to the consolidated financial statements for the year ended December 31, 2023. The principal features of the plans awarded in 2024 are set forth below:

2024
Type of plan	Performance share plan
Date of Board meeting approving the plan	April 30, 2024
Total number of shares subject to a 3-year service period	4,505,145
Of which with no market condition	2,888,502
Fair value per share awarded (a)	€81.84
Of which with market conditions	1,616,643
Fair value per share awarded other than to the Chief Executive Officer (1,394,478 shares in total) (b)	€72.79
Fair value per share awarded other than to the Chief Executive Officer (139,665 additional shares) (c)	€13.50
Fair value per share awarded to the Chief Executive Officer (82,500 shares) (b)	€72.38
Fair value of plan at the date of grant (€ million)	346
(a)Quoted market price per share at the date of grant, adjusted for dividends expected during the vesting period.
(b) Weighting between (i) fair value determined using the Monte Carlo model and (ii) market price of Sanofi shares at the date of grant, adjusted for dividends expected during the vesting period.
(c) Additional tranche subject to a higher level of market conditions.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	17

The total expense recognized for all restricted share plans, and the number of restricted shares not yet fully vested, are shown in the table below:

	June 30, 2024	June 30, 2023
Total expense for restricted share plans (€ million)	128	108
Number of shares not yet fully vested	11,192,984	10,127,545
Under 2024 plans	4,498,109	—
Under 2023 plans	3,652,352	3,837,974
Under 2022 plans	3,031,060	3,226,321
Under 2021 plans	11,463	2,996,101
Under 2020 plans	—	67,149

B.8.5. CAPITAL INCREASES
On January 31, 2024, the Sanofi Board of Directors approved a capital increase reserved for employees, offering the opportunity for them to subscribe for new Sanofi shares at a price of €72.87 per share. The subscription period was open from June 4 through June 24, 2024. Sanofi employees subscribed for a total of 2,124,445 shares, and this capital increase was supplemented by the immediate issuance of a further 119,951 shares for the employer’s contribution. The total expense recognized for this capital increase in the first half of 2024 was €45 million, determined in accordance with IFRS 2 (Share-Based Payment) on the basis of the discount granted to the employees.
On February 2, 2023, the Sanofi Board of Directors approved a capital increase reserved for employees, offering the opportunity for them to subscribe for new Sanofi shares at a price of €79.58 per share. The subscription period was open from June 5 through June 23, 2023. Sanofi employees subscribed for a total of 2,009,306 shares, and this capital increase was supplemented by the immediate issuance of a further 119,417 shares for the employer’s contribution. The total expense recognized for this capital increase in the first half of 2023 was €52 million, determined in accordance with IFRS 2 (Share-Based Payment) on the basis of the discount granted to the employees.

B.8.6. STOCK SUBSCRIPTION OPTION PLANS
No stock subscription option plans were awarded in the first half of 2024 or in 2023.
No more expenses have been recognized through equity for stock option plans in either 2024 or 2023.
The table below provides summary information about options outstanding and exercisable as of June 30, 2024:

Range of exercise prices per share	Outstanding			Exercisable
	Number of options	Weighted average residual life (years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €60.00 to €70.00 per share	168,784	3.84	65.84	168,784	65.84
From €70.00 to €80.00 per share	478,150	3.18	76.26	478,150	76.26
From €80.00 to €90.00 per share	594,724	1.79	89.20	594,724	89.20
Total	1,241,658			1,241,658

B.8.7. NUMBER OF SHARES USED TO COMPUTE DILUTED EARNINGS PER SHARE
Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

(million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
Average number of shares outstanding	1,249.4	1,249.9	1,251.7
Adjustment for stock options with dilutive effect	0.1	0.3	0.2
Adjustment for restricted shares	4.3	4.3	4.5
Average number of shares used to compute diluted earnings per share	1,253.8	1,254.5	1,256.4
As of June 30, 2024, December 31, 2023 and June 30, 2023 all stock options were taken into account in computing diluted earnings per share because they all had a dilutive effect.

18	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

B.8.8. OTHER COMPREHENSIVE INCOME
Movements within other comprehensive income are shown below:

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
Actuarial gains/(losses):
▪Actuarial gains/(losses) excluding investments accounted for using the equity method	235	133	(171)
▪Actuarial gains/(losses) of investments accounted for using the equity method, net of taxes	—	8	—
▪Tax effects	(57)	(60)	18
Equity instruments included in financial assets and financial liabilities:	—	—	—
▪Change in fair value (excluding investments accounted for using the equity method)	(10)	3	97
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
▪Equity risk hedging instruments designated as fair value hedges	—	—	—
▪Tax effects	(2)	1	(21)
Items not subsequently reclassifiable to profit or loss	166	85	(77)
Debt instruments included in financial assets:
▪Change in fair value (excluding investments accounted for using the equity method) (a)	(5)	6	21
▪Change in fair value (investments accounted for using the equity method, net of taxes)	—	—	—
▪Tax effects	1	(1)	(4)
Cash flow hedges and fair value hedges:
▪Change in fair value (excluding investments accounted for using the equity method) (b)	(4)	1	1
▪Change in fair value (investments accounted for using the equity method, net of taxes)	1	—	(2)
▪Tax effects	1	—	—
Change in currency translation differences:
▪Currency translation differences on foreign subsidiaries (excluding investments accounted for using the equity method) (c)	1,167	(1,089)	(1,551)
▪Currency translation differences (investments accounted for using the equity method)	(1)	6	3
▪Hedges of net investments in foreign operations	(126)	26	8
▪Tax effects	33	(7)	(2)
Items subsequently reclassifiable to profit or loss	1,067	(1,058)	(1,526)

(a)Includes reclassifications to profit or loss: immaterial over all periods.
(b)Includes reclassifications to profit or loss: immaterial over all periods.
(c)Currency translation differences on foreign subsidiaries are mainly due to the appreciation of the US dollar.
    Includes a reclassification to profit or loss: immaterial in the first half of 2024 , €(56) million in 2023 and €(14) million in the first half of 2023.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	19

B.9. DEBT, CASH AND CASH EQUIVALENTS
Changes in financial position during the period were as follows:

(€ million)	June 30, 2024	December 31, 2023
Long-term debt	12,503	14,347
Short-term debt and current portion of long-term debt	9,236	2,045
Interest rate and currency derivatives used to manage debt	179	139
Total debt	21,918	16,531
Cash and cash equivalents	(6,795)	(8,710)
Interest rate and currency derivatives used to manage cash and cash equivalents	(11)	(28)
Net debt (a)	15,112	7,793
(a)Net debt does not include lease liabilities, which amounted to €2,012 million as of June 30, 2024 and €2,030 million as of December 31, 2023.

“Net debt” is a financial indicator used by management and investors to measure Sanofi’s overall net indebtedness.

B.9.1. NET DEBT AT VALUE ON REDEMPTION
A reconciliation of the carrying amount of net debt in the balance sheet to value on redemption as of June 30, 2024 is shown below:

(€ million)				Value on redemption
	Carrying amount at June 30, 2024	Amortized cost	Adjustment to debt measured at fair value	June 30, 2024	December 31, 2023
Long-term debt	12,503	35	150	12,688	14,546
Short-term debt and current portion of long-term debt	9,236	—	18	9,254	2,045
Interest rate and currency derivatives used to manage debt	179	—	(169)	10	(18)
Total debt	21,918	35	(1)	21,952	16,573
Cash and cash equivalents	(6,795)	—	—	(6,795)	(8,710)
Interest rate and currency derivatives used to manage cash and cash equivalents	(11)	—	—	(11)	(28)
Net debt (a)	15,112	35	(1)	15,146	7,835
(a)Net debt does not include lease liabilities, which amounted to €2,012 million as of June 30, 2024 and €2,030 million as of December 31, 2023.

The table below shows an analysis of net debt by type, at value on redemption:

(€ million)	June 30, 2024				December 31, 2023
	non-current	current		Total	non-current	current	Total
Bond issues	12,593	1,916		14,509	14,416	718	15,134
Other bank borrowings	95	7,118	(a)	7,213	130	1,118	1,248
Other borrowings	—	5		5	—	6	6
Bank credit balances	—	215		215	—	203	203
Interest rate and currency derivatives used to manage debt	—	10		10	—	(18)	(18)
Total debt	12,688	9,264		21,952	14,546	2,027	16,573
Cash and cash equivalents	—	(6,795)		(6,795)	—	(8,710)	(8,710)
Interest rate and currency derivatives used to manage cash and cash equivalents	—	(11)		(11)	—	(28)	(28)
Net debt	12,688	2,458		15,146	14,546	(6,711)	7,835
(a) As of June 30, 2024, current other bank borrowings include €6,955 million related to the US Commercial Paper program and €0 million related to the Negotiable European Commercial Paper program in France.

20	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

Principal financing and debt reduction transactions during the period
Sanofi did not carry out any bond issues in the first half of 2024.
An April 2016 fixed-rate bond issue of €600 million, which matured on April 5, 2024, was redeemed during the first half of 2024.
As of June 30, 2024, Sanofi had two syndicated credit facilities linked to social and environmental criteria in place to manage its liquidity in connection with current operations:
i.a syndicated credit facility of €4 billion, drawable in euros and US dollars and expiring on December 6, 2027, for which no further extension options are available; and
ii.a syndicated credit facility of €4 billion, drawable in euros and US dollars and expiring on March 7, 2029, for which a further one-year extension option remains available.
As of June 30, 2024, neither facility was drawn down.
Sanofi also has two short-term debt programs:
i. a €6 billion Negotiable European Commercial Paper program in France; and
ii.a $10 billion Commercial Paper program in the United States.
During the first half of 2024:
i. the average drawdown under the US Commercial Paper program was $5.8 billion; and
ii.the average drawdown under the Negotiable European Commercial Paper program in France was €0.1 billion.
The financing in place as of June 30, 2024 at the level of the holding company (which manages most of Sanofi’s financing needs centrally) is not subject to any financial covenants, and contains no clauses linking credit spreads or fees to the credit rating.

B.9.2. MARKET VALUE OF NET DEBT
The market value of Sanofi’s debt, net of cash and cash equivalents and derivatives and excluding accrued interest, is as follows:

(€ million)	June 30, 2024	December 31, 2023
Market value	14,214	7,086
Value on redemption	15,146	7,835

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	21

B.10. DERIVATIVE FINANCIAL INSTRUMENTS

B.10.1 CURRENCY DERIVATIVES USED TO MANAGE OPERATING RISK EXPOSURES
The table below shows operating currency hedging instruments in place as of June 30, 2024. The notional amount is translated into euros at the relevant closing exchange rate.

June 30, 2024			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
(€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	5,120	(45)	—	—	—	5,120	(45)
of which US dollar	2,152	(17)	—	—	—	2,152	(17)
of which Chinese yuan renminbi	608	—	—	—	—	608	—
of which Russian rouble	252	(31)	—	—	—	252	(31)
of which Japanese yen	269	5	—	—	—	269	5
of which Singapore dollar	197	(1)	—	—	—	197	(1)
Forward currency purchases	3,195	21	—	—	—	3,195	21
of which US dollar	1,733	2	—	—	—	1,733	2
of which Singapore dollar	398	1	—	—	—	398	1
of which Russian rouble	203	12	—	—	—	203	12
of which Turkish lira	108	7	—	—	—	108	7
of which Canadian dollar	100	1	—	—	—	100	1
Total	8,315	(24)	—	—	—	8,315	(24)
The above positions mainly hedge material foreign currency cash flows arising after the end of the reporting period in relation to transactions carried out during the six months ended June 30, 2024 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange difference on those items (hedging instruments and hedged transactions) will be immaterial in the second half of 2024.

B.10.2. CURRENCY AND INTEREST RATE DERIVATIVES USED TO MANAGE FINANCIAL EXPOSURE
The cash pooling arrangements for foreign subsidiaries outside the eurozone, and some of Sanofi’s financing activities, expose certain Sanofi entities to financial foreign exchange risk (i.e. the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower).
That foreign exchange exposure is hedged using derivative instruments (currency swaps or forward contracts) that alter the currency split of Sanofi’s debt once those instruments are taken into account.
The table below shows financial currency hedging instruments in place as of June 30, 2024. The notional amount is translated into euros at the relevant closing exchange rate.

22	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

	June 30, 2024
(€ million)	Notional amount		Fair value	Maximum expiry date
Forward currency sales	7,190		(30)
of which US dollar	5,797	(a)	(28)	2024
of which Chinese yuan renminbi	301		(1)	2024
of which Canadian dollar	190		(1)	2024
Forward currency purchases	7,656		42
of which US dollar	5,242	(b) (c)	37	2025
of which Singapore dollar	1,768		7	2024
of which Hungarian forint	182		(1)	2024
Total	14,846		12
(a)Includes forward sales with a notional amount of $3,615 million expiring in 2024, designated as a hedge of Sanofi’s net investment in Bioverativ. As of June 30, 2024, the fair value of these forward contracts represented a liability of €26 million; the opposite entry was recognized in “Other comprehensive income”, with the impact on financial income and expense being immaterial.
(b) Includes forward purchases with a notional amount of $1,000 million expiring in 2024, designated as a fair value hedge of the exposure of $1,000 million of bond issues to fluctuations in the EUR/USD spot rate. As of June 30, 2024, the fair value of these contracts represented an asset of €2 million, with €0 million credited to “Other comprehensive income” to recognize the hedging cost.
(c) Includes forward purchases with a notional amount of $1,080 million expiring in 2024 , designated as a fair value hedge of $1,080 million of commercial paper. As of June 30, 2024, the fair value of these contracts represented an asset of €16 million, with €0 million credited to “Other comprehensive income” to recognize the hedging cost. .

To optimize the cost of debt or reduce the volatility of debt, Sanofi uses derivative instruments (interest rate swaps and cross currency swaps) to alter the fixed/floating rate split of its net debt.
The table below shows instruments of this type in place as of June 30, 2024:

								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2024	2025	2026	2027	2028 and beyond	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized SOFR USD / receive 1.02%	—	—	—	—	467	467	(53)	467	(53)	—	—	—
pay capitalized SOFR USD / receive 1.32%	—	—	—	—	467	467	(48)	467	(48)	—	—	—
pay capitalized Ester / receive 0.69%	—	850	—	—	—	850	(24)	850	(24)	—	—	—
pay capitalized Ester / receive 0.92%	—	—	—	—	650	650	(56)	650	(56)	—	—	—
pay capitalized Ester / receive 3.56%	997	—	—	—	—	997	—	997	—	—	—	—
Total	997	850	—	—	1,584	3,431	(181)	3,431	(181)	—	—	—

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	23

B.11. LIABILITIES RELATED TO BUSINESS COMBINATIONS AND TO NON-CONTROLLING INTERESTS

For a description of the nature of the liabilities reported in the line item Liabilities related to business combinations and to non-controlling interests, refer to Note B.8.4. to the consolidated financial statements for the year ended December 31, 2023.
The liabilities related to business combinations and to non-controlling interests shown in the table below are level 3 instruments under the IFRS 13 and IFRS 7 fair value hierarchy (see Note A.5.).
Movements in liabilities related to business combinations and to non-controlling interests in the first half of 2024 are shown below:

(€ million)	MSD contingent consideration (European Vaccines business)	Shire contingent consideration arising from acquisition of Translate Bio	Contingent consideration arising from acquisition of Amunix	Other	Total (a)
Balance at January 1, 2024	127	441	137	4	709
Payments made	(71)	—	—	—	(71)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount) (b)	4	71	—	—	75
Other movements	—	—	—	(3)	(3)
Currency translation differences	1	14	3	—	18
Balance at June 30, 2024	61	526	140	1	728
Of which:
•Current portion					201
•Non-current portion					527
(a)As of January 1, 2024, this comprised a non-current portion of €501 million and a current portion of €208 million.
(b)    Amounts mainly reported within the income statement line item “Fair value remeasurement of contingent consideration”.

As of June 30, 2024, Liabilities related to business combinations and to non-controlling interests mainly comprised:
•The MSD contingent consideration liability arising from the 2016 acquisition of the Sanofi Pasteur activities carried on within the former Sanofi Pasteur MSD joint venture, which amounted to €61 million as of June 30, 2024 versus €127 million as of December 31, 2023. The fair value of this contingent consideration is determined by applying the royalty percentage stipulated in the contract to discounted projections of sales by Sanofi through December 31, 2024 of products previously commercialized by the joint venture. If the discount rate were to fall by one percentage point, the fair value of the MSD contingent consideration would increase by approximately 1%;
•The contingent consideration liability towards Shire Human Genetic Therapies Inc. (Shire) arising from Sanofi's acquisition of Translate Bio in September 2021. The fair value of the Shire liability is determined by applying the contractual terms to development and sales projections that are weighted to reflect the probability of success, and discounted. The liability was measured at €526 million as of June 30, 2024, compared with €441 million as of December 31, 2023. If the discount rate were to fall by one percentage point, the fair value of the Shire liability would increase by approximately 14%; and
•The contingent consideration liability arising from the 2022 acquisition of Amunix. The fair value of the liability is determined on the basis of the nominal value of payments due subject to the attainment of specified development milestones. The liability was measured at €140 million as of June 30, 2024, versus €137 million as of December 31, 2023.

24	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

B.12. NON-CURRENT PROVISIONS AND OTHER NON-CURRENT LIABILITIES

The line item Non-current provisions and other non-current liabilities comprises the following:

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
Provisions	5,918	5,018	5,262
Other non-current liabilities (a)	2,301	2,070	2,340
Total	8,219	7,088	7,602
(a) Includes €1,970 million at June 30, 2024 relating to the liability for royalties payable to Sobi on net sales of Beyfortus in the United States. Given the method used to calculate royalties payable, an increase or decrease in sales forecasts would lead to a proportionate change in the amount of the liability. The nominal value of payments estimated to be due within more than one year but less than five years is €1,147 million; the nominal value of payments estimated to be due after more than five years is €2,679 million.

The table below shows movements in provisions:

(€ million)	Provisions for pensions & other post-employment benefits		Provisions for other long-term benefits	Restructuring provisions	Other provisions	Total
Balance at January 1, 2024	2,214		718	554	1,776	5,262
Increases in provisions and other liabilities	72	(a)	89	581	559	1,301
Provisions utilized	(78)	(a)	(65)	(11)	(76)	(230)
Reversals of unutilized provisions	(63)	(a)	1	(4)	(53)	(119)
Transfers (b)	75		—	(173)	(24)	(122)
Net interest related to employee benefits, and unwinding of discount	37		3	9	11	60
Currency translation differences	18		13	(47)	17	1
Actuarial gains and losses on defined-benefit plans (B.12.1.)	(235)		—	—	—	(235)
Balance at June 30, 2024	2,040		759	909	2,210	5,918
(a)    In the case of “Provisions for pensions and other post-employment benefits”, the “Increases in provisions” line corresponds to rights vesting in employees during the period, and past service cost; the “Provisions utilized” line corresponds to contributions paid into pension funds and to beneficiaries; and the “Reversals of unutilized provisions” line corresponds to plan curtailments, settlements and amendments.
(b) Mainly transfers to the line “Current provisions and other current liabilities”.

Provisions for pensions and other post-employment benefits
For an analysis of the sensitivity of obligations in respect of pensions and other employee benefits as of December 31, 2023, and of the assumptions used as of that date, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2023.
The principal assumptions used (in particular, changes in discount and inflation rates and in the market value of plan assets) for the eurozone, the United States and the United Kingdom were reviewed as of June 30, 2024 to take into account changes during the first half of the year.
Actuarial gains and losses arising on pensions and other post-employment benefits and recognized in equity are as follows (amounts reported before tax):

(€ million)	June 30, 2024 (6 months)		June 30, 2023 (6 months)		December 31, 2023 (12 months)
Actuarial gains/(losses) on plan assets	(138)		34		(208)
Actuarial gains/(losses) on benefit obligations	373	(a)	99	(b)	379
(a)Includes the effects of (i) the change in discount rates (in a range between +0.40% and +0.65%) and (ii) the change in the inflation rate in the United Kingdom (+0.10%) in the first half of 2024.
(b)Includes the effects of (i) the change in discount rates (in a range between -0.15% and +0.40%) and (ii) the change in the inflation rate in the eurozone (-0.10%) in the first half of 2023.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	25

B.13. OFF BALANCE SHEET COMMITMENTS
Off balance sheet commitments to third parties as of December 31, 2023 are presented in Note D.21.1. to the consolidated financial statements for the year ended December 31, 2023.
The principal commitments entered into, amended or discontinued during the period are described below:
•On May, 2024, Sanofi entered into a co-exclusive licensing agreement with Novavax. The terms of the agreement include (i) a co-exclusive license to co-commercialize Novavax’s current stand-alone adjuvanted COVID-19 vaccine worldwide (except in countries with existing Advance Purchase Agreements and in India, Japan, and South Korea, where Novavax has existing partnership agreements); (ii) a sole license to Novavax’s adjuvanted COVID-19 vaccine for use in combination with Sanofi’s flu vaccines; and (iii) a non-exclusive license to use the Matrix-M adjuvant in vaccine products. Novavax received an upfront payment of $500 million and up to $700 million in development, regulatory and launch milestones, representing up to $1.2 billion in total. Starting in 2025, Sanofi will book sales of Novavax’s adjuvanted COVID-19 vaccine and will support certain R&D, regulatory, and commercial expenses. Novavax will receive double-digit tiered royalties on sales of COVID-19 vaccines and combined influenza/COVID-19 vaccines made by Sanofi. Novavax is also entitled to additional launch and sales milestones opportunities of up to $200 million, plus single-digit royalties for each additional Sanofi vaccine product developed under a non-exclusive license with Novavax’s Matrix-M adjuvant technology. In addition, Sanofi took a minority (<5%) equity investment in Novavax. This agreement will provide patients with broader access from 2025 onwards to a protein-based non-mRNA adjuvanted COVID-19 vaccine. Outside of the collaboration, each party may develop and commercialize their own flu and COVID-19 vaccines and their own adjuvanted products at their own cost.
▪On May, 2024, Sanofi entered into a collaboration and license agreement with Fulcrum Therapeutics for the development and commercialization of losmapimod, an investigational oral therapy for the treatment of facioscapulohumeral muscular dystrophy (FSHD). The agreement combines Fulcrum’s FSHD expertise with Sanofi’s global reach and commitment to treating people with rare diseases. Under the terms of the agreement, Sanofi obtained exclusive commercialization rights outside of the United States, while Fulcrum retained the US rights. Fulcrum will receive an upfront payment of $80 million, and could receive up to $975 million contingent on the attainment of specified milestones, plus royalties on non-US sales. The two parties will share worldwide development costs equally. Losmapimod, currently in worldwide Phase 3 clinical trials, has demonstrated promising results in slowing the progression of FSHD; data from the Phase 3 trial are expected by end 2024. If the results are positive, Fulcrum and Sanofi intend to file for marketing approval in the United States, Europe, Japan, and other regions.

Sanofi has also entered into power purchase agreements in furtherance of its ESG strategy.
The characteristics of the principal power purchase agreements in place as of June 30, 2024 are summarized below:

Country	Type of Energy	Annual Volume	Start Date	Term	Type of Contract	Accounting Treatment
France	Solar	8 GWh	2025	20 years	PPA (a)	Own use procurement contracts (b)
	Wind	46 GWh	2025	20 years
	Wind	29 GWh	2025	20 years
(a) Power Purchase Agreement (PPA): long-term renewable energy contract resulting in physical supply of electricity.
(b) At the current stage of analysis, with reference to the own use exception permitted by paragraph 2.4 of IFRS 9.

These contracts help secure the objective of 100% green electricity supply across all operations of the Group by 2030.

26	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

B.14. LITIGATION AND ARBITRATION PROCEEDINGS
Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.
The matters discussed below constitute the most significant developments since publication of the financial statements for the year ended December 31, 2023.

B.14.1. PRODUCTS

TAXOTERE PRODUCT LITIGATION IN THE US
As of June 30, 2024, there were approximately 6,770 ingesting plaintiffs cases remaining in courts across the country. Throughout the first half of 2024, Sanofi entered into a number of settlement agreements or agreements in principle with many plaintiffs’ firms encompassing nearly all the remaining cases. These agreements require the consent of the individual plaintiffs and will take some time to conclude, in order to ensure that certain threshold participation requirements are met.

ZANTAC PRODUCT LITIGATION IN THE US
In March 2024, Sanofi reached agreement in principle with a number of plaintiffs’ lawyers to resolve Zantac personal injury cases pending against it in all US state courts outside of Delaware. This agreement would resolve approximately 75% of nearly 4,400 cases. The agreement requires the consent of individual plaintiffs and will take some time to conclude.
In the State court cases pending in Delaware, the State of Delaware court decided in May 2024 not to exclude plaintiffs’ experts from the cases. Sanofi is appealing this decision.

GOLD BOND PRODUCT LITIGATION IN THE US
As of June 30, 2024, Sanofi is named as a defendant in approximately 600 product liability ongoing actions.

DEPAKINE PRODUCT LITIGATION IN FRANCE
Civil Proceedings
Several questions on the Product Liability Directive have been referred to the European Court of Justice (ECJ), which will have an impact on the pending Depakine cases. A ruling from the ECJ is expected between September and December 2025.
As a result, several stays in the proceedings have been requested including in the class action, the anxiety damage claim, and several individual proceedings. Similar requests will be made in the remaining proceedings (in particular, on appeal), depending on the timescales determined by the Courts.
In the class action, a hearing is scheduled for September 2024 for this question to be tried. As regards the anxiety damage cases, the ruling is expected on August 2, 2024.

DENGVAXIA PRODUCT LITIGATION IN THE PHILIPPINES
On July 16, 2024, the Court dismissed the first eight criminal cases, ruling the prosecution failed to establish the elements of “reckless imprudence” resulting in homicide. Remaining cases are still pending at various stages.

B.14.2. PATENTS

PRALUENT (alirocumab)-RELATED AMGEN PATENT LITIGATION IN EUROPE
In the revocation action filed by Sanofi against Amgen before the Munich Central Division of the Unified Patent Court, a decision on the Amgen patent’s validity was issued on July 16, 2024. This decision revokes Amgen’s patent, hence supporting Sanofi/Regeneron’s position. The decision can be appealed.
Sanofi and Regeneron have also attacked the validity of the same EP 3 666 797 patent at the European Patent Office. These proceedings are ongoing.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	27

B.14.3. OTHER LITIGATION

PLAVIX (clopidogrel) - ATTORNEY GENERAL ACTION IN HAWAII
On May 21, 2024, the Court issued a new decision against Sanofi and BMS, imposing penalties in the total amount of $916 million, with $458 million attributed to Sanofi. Sanofi and BMS will appeal the decision.

PLAVIX (clopidogrel)-RELATED LITIGATION IN FRANCE
In the claim filed by the CNAM, the final expert report was issued in March 2024.

340B DRUG PRICING PROGRAM IN THE UNITED STATES
In May 2024, Sanofi filed a lawsuit against the Department of Health and Human Services (HHS) and the Health Resources and Services Administration (HRSA) under the Freedom of Information Act (FOIA) seeking an order declaring that Sanofi is entitled to covered entities’ pharmacy contracts, requiring HRSA to produce the contracts and enjoining HRSA from withholding pharmacy contracts from Sanofi pursuant to its FOIA request.
Mosaic Health in the United States
In February 2024, plaintiffs filed a notice of appeal of the dismissal of the complaint by the Court.
Adventist Health System/West in the United States
In March 2024, the Court dismissed the action in its entirety, without granting the plaintiff leave to amend its complaint. The plaintiff filed its appeal in April 2024. A decision on the appeal could be delivered during 2025.

B.15. OTHER OPERATING INCOME AND EXPENSES
Other operating income amounted to €617 million in the first half of 2024 (versus €617 million in the first half of 2023), and Other operating expenses to €2,010 million (versus € 1,422 million in the first half of 2023).
The main items included in Other operating income were: in the first half of 2024, (i) income from pharmaceutical partners of €118 million (versus €160 million in the first half of 2023), of which €96 million came from Regeneron (versus €102 million in the first half of 2023, see table below) and (ii) gains on disposals of assets and operations of €389 million, primarily on divestments of non strategic products (versus €413 million in the first half of 2023).
Other operating expenses for the first half of 2024 included €1,841 million of expenses related to Regeneron (compared with €1,423 million in the first half of 2023), as shown in the table below.

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
Income & expense related to profit/loss sharing under the Monoclonal Antibody Alliance	(1,934)	(1,449)	(3,321)
Additional share of profit paid by Regeneron towards development costs	389	291	668
Reimbursement to Regeneron of selling expenses incurred	(292)	(260)	(543)
Total: Monoclonal Antibody Alliance	(1,837)	(1,418)	(3,196)
Other (mainly Zaltrap and Libtayo)	92	97	217
Other operating income/(expenses), net related to Regeneron	(1,745)	(1,321)	(2,979)
of which amount presented in “Other operating income”	96	102	227

28	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

B.16. RESTRUCTURING COSTS AND SIMILAR ITEMS
Restructuring costs and similar items comprise the following:

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
Employee-related expenses	849	185	489
Charges, gains or losses on assets(a)	(31)	86	293
Costs of transformation programs	347	265	676
Other restructuring costs	166	11	32
Total	1,331	547	1,490
(a) This line consists of impairment losses and accelerated depreciation charges related to site closures (including leased sites), and gains or losses on divestments of assets arising from reorganization decisions made by Sanofi.

Restructuring and similar costs increased by €784 million between June 30, 2023 and June 30, 2024. They mainly comprise costs relating to severance plans announced in the first half of 2024. For the six months ended June 30, 2023 and the year ended December 31, 2023, they included the impact of pension reform in France on future annuities under the rules of each severance plan. Restructuring costs also include Sanofi's ongoing transformation projects, mainly those relating to the separation of the Opella business.

B.17. OTHER GAINS AND LOSSES, AND LITIGATION
For the first half of 2024, Other gains and losses, and litigation is a charge of €442 million, mainly comprising a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US state of Hawaii (see note B.14.). That compares with a charge of €73 million in the first half of 2023, which comprised costs related to the settlement of a dispute with shareholders of Bioverativ.

B.18. FINANCIAL EXPENSES AND INCOME
An analysis of financial expenses and income is set forth below:

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
Cost of debt (a)	(309)	(232)	(555)
Interest income (b)	243	257	533
Cost of net debt	(66)	25	(22)
Non-operating foreign exchange gains/(losses)	1	(3)	(2)
Unwinding of discounting of provisions (c)	(17)	(22)	(59)
Net interest cost related to employee benefits	(40)	(41)	(73)
Gains/(losses) on disposals of financial assets	—	—	(1)
Net interest expense on lease liabilities	(22)	(21)	(39)
Other (d)	(161)	(22)	(526)
Net financial income/(expenses)	(305)	(84)	(722)
comprising: Financial expenses	(586)	(370)	(1,313)
Financial income	281	286	591
(a)Includes net gain/(loss) on interest rate and currency derivatives used to manage debt: €(24) million in the first half of 2024, €(25) million in the first half of 2023, and €(67) million over the whole of 2023.
(b)Includes net gain/(loss) on interest rate and currency derivatives used to manage cash and cash equivalents: €(18) million in the first half of 2024, €(4) million in the first half of 2023, and €(13) million over the whole of 2023.
(c)Primarily on provisions for environmental risks, restructuring provisions, and provisions for product-related risks (see Note B.12.).
(d)Includes a financial expense of €176 million for the six months ended June 30, 2024 (€541 million for the year ended December 31, 2023, €35 million for the six months ended June 30, 2023) for the remeasurement of the liability recorded in the balance sheet for estimated future royalties on Beyfortus sales in the US.

The impact of the ineffective portion of hedging relationships was not material in either 2024 or 2023.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	29

B.19. INCOME TAX EXPENSE
Sanofi has elected for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.

The table below shows the allocation of income tax expense between current and deferred taxes:

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
Current taxes	(1,243)	(1,171)	(2,560)
Deferred taxes	780	441	958
Total	(463)	(730)	(1,602)
Income before tax and investments accounted for using the equity method	2,739	4,238	7,153
The difference between the effective tax rate (on income before tax and investments accounted for using the equity method) and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	June 30, 2024 (6 months)(a)	June 30, 2023 (6 months)(a)	December 31, 2023 (12 months)
Standard tax rate applicable in France	25.8	25.8	25.8
Difference between the standard French tax rate and the rates applicable to Sanofi (b)	(14.3)	(8.2)	(13.6)
Probable reversal of temporary differences on investments in Opella subsidiaries (c)	—	—	5.1
Revisions to tax exposures and settlements of tax disputes	3.2	0.5	2.7
Fair value remeasurement of contingent consideration liabilities	—	—	0.1
Other (d)	2.2	(0.8)	2.3
Effective tax rate	16.9	17.3	22.4
(a)Rate calculated on the basis of the estimated effective tax rate for the full financial year (see Note A.2.).
(b)The difference between the French tax rate and tax rates applicable to foreign subsidiaries reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France.
(c)In accordance with IAS12, a deferred tax liability was recognised in 2023 on the temporary differences arising on investments in subsidiaries which Sanofi expects will reverse in connection with the proposed separation of the Opella business, as announced in October 2023.
(d)For the six months ended June 30, 2024, this line includes a tax expense of €52 million, representing the estimated impact of Pillar 2 based on Sanofi’s current understanding of Pillar Two rules.

B.20. SEGMENT INFORMATION
Sanofi reports two operating segments: Biopharma and Opella (formerly Consumer Healthcare – CHC).
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Specialty Care, General Medicines and Vaccines franchises, for all geographical territories. The segment’s results include the costs of global support functions that are not within the managerial responsibility of the Opella GBU.
The Opella operating segment comprises commercial operations relating to consumer healthcare products, and research, development and production activities and global support functions (as listed above) dedicated to the segment, for all geographical territories. The Opella GBU segment’s results reflect all incurred costs of global support functions attributable to its business.
The “Other” category comprises reconciling items, primarily but not limited to (i) gains and losses on centralized foreign exchange risk hedging transactions that cannot be allocated to the operating segments and (ii) gains and losses on retained commitments in respect of previously divested operations.

30	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

B.20.1. SEGMENT RESULTS
B.20.1.1. Analysis of net sales
The table below sets forth net sales for the six months ended June 30, 2024 and June 30, 2023:

(€ million)		Europe	United States	Other countries	June 30, 2024	Europe	United States	Other countries	June 30, 2023
Total Biopharma		4,074	8,294	6,010	18,378	4,194	7,366	5,907	17,467
Total Pharma		3,692	7,550	4,817	16,059	3,624	6,709	4,744	15,077
Dupixent		770	4,437	931	6,138	587	3,682	609	4,878
Total Pharma launches		249	868	178	1,295	168	460	87	715
of which	Nexviazyme	95	174	51	320	42	123	19	184
	Sarclisa	64	100	63	227	56	76	49	181
	ALTUVIIIO	—	259	21	280	—	17	2	19
	Rezurock	12	188	7	207	2	140	(1)	141
	Cablivi	43	60	10	113	49	58	6	113
	Xenpozyme	24	37	11	72	15	21	2	38
	Enjaymo	10	30	15	55	4	19	10	33
	Tzield	1	20	—	21	—	6	—	6
Total other products		2,673	2,245	3,708	8,626	2,869	2,567	4,048	9,484
of which	Industrial sales	274	3	1	278	264	3	13	280
Total Vaccines		382	744	1,193	2,319	570	657	1,163	2,390
of which	Influenza Vaccines	30	16	142	188	37	19	106	162
	Polio/Pertussis/ Hib Vaccines	248	311	789	1,348	231	347	850	1,428
	RSV vaccines (Beyfortus)	7	116	77	200	—	—	—	—
	Meningitis, travel and endemics vaccines	97	301	184	582	72	291	206	569
Total Opella		808	773	1,250	2,831	840	622	1,258	2,720
of which	Seasonal symptoms & pain relief				1,216				1,261
	Wellness brands				1,258				1,112
	Others				357				347
Total net sales		4,882	9,067	7,260	21,209	5,034	7,988	7,165	20,187

B.20.1.2. Business operating income
Sanofi reports segment results on the basis of “Business operating income”, a non-IFRS financial measure used internally by the chief operating decision maker to measure the performance of each operating segment and to allocate resources.
“Business operating income” is derived from Operating income, adjusted as follows:
•the amounts reported in the line items Restructuring costs and similar items, Fair value remeasurement of contingent consideration relating to business combinations (IFRS 3) or divestments and Other gains and losses, and litigation are eliminated;
•expenses arising from the remeasurement of inventories following a business combination (IFRS 3) are eliminated;
•amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature) are eliminated;
•the share of profits/losses from investments accounted for using the equity method is added for joint ventures and associates with which Sanofi has entered into a strategic partnership agreement; and
•net income attributable to non-controlling interests is deducted.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	31

Segment results are shown in the table below:

	June 30, 2024 (6 months)
(€ million)	Biopharma	Opella	Other (a)	Total
Net sales	18,378	2,831	—	21,209
Other revenues	1,257	32	—	1,289
Cost of sales	(5,756)	(1,077)	3	(6,830)
Research and development expenses	(3,331)	(92)	—	(3,423)
Selling and general expenses	(4,260)	(1,002)	2	(5,260)
Other operating income and expenses	(1,417)	43	(19)	(1,393)
Share of profit/(loss) from investments accounted for using the equity method	66	9	—	75
Net income attributable to non-controlling interests	(6)	(5)	—	(11)
Business operating income	4,931	739	(14)	5,656
(a)     The “Other” column reconciles segmental results to the total per the consolidated financial statements.
.

	June 30, 2023 (6 months)
(€ million)	Biopharma	Opella	Other (a)	Total
Net sales	17,467	2,720	—	20,187
Other revenues	1,331	27	—	1,358
Cost of sales	(5,388)	(949)	(5)	(6,342)
Research and development expenses	(3,082)	(111)	—	(3,193)
Selling and general expenses	(4,248)	(936)	2	(5,182)
Other operating income and expenses	(897)	100	(8)	(805)
Share of profit/(loss) from investments accounted for using the equity method	48	7	—	55
Net income attributable to non-controlling interests	(11)	(8)	—	(19)
Business operating income	5,220	850	(11)	6,059
(a)    The “Other” column reconciles segmental results to the total per the consolidated financial statements.

	December 31, 2023 (12 months)
(€ million)	Biopharma	Opella	Other (a)	Total
Net sales	37,890	5,180	—	43,070
Other revenues	3,322	52	—	3,374
Cost of sales	(12,282)	(1,933)	(1)	(14,216)
Research and development expenses	(6,509)	(219)	—	(6,728)
Selling and general expenses	(8,868)	(1,828)	4	(10,692)
Other operating income and expenses	(2,387)	181	(18)	(2,224)
Share of profit/(loss) from investments accounted for using the equity method	101	21	—	122
Net income attributable to non-controlling interests	(20)	(16)	—	(36)
Business operating income	11,247	1,438	(15)	12,670
(a)    The “Other” column reconciles segmental results to the total per the consolidated financial statements.

32	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

The table below, presented in compliance with IFRS 8, shows a reconciliation between “Business operating income” and Income before tax and investments accounted for using the equity method:

(€ million)	June 30, 2024 ( 6 months)	June 30, 2023 ( 6 months)	December 31, 2023 (12 months)
Business operating income	5,656	6,059	12,670
Share of profit/(loss) from investments accounted for using the equity method (a)	(75)	(55)	(122)
Net income attributable to non-controlling interests (b)	11	19	36
Amortization and impairment of intangible assets (c)	(690)	(1,050)	(3,068)
Fair value remeasurement of contingent consideration	(66)	(26)	(93)
Expense arising from the impact of acquisitions on inventories (d)	(19)	(5)	(20)
Restructuring costs and similar items (e)	(1,331)	(547)	(1,490)
Other gains and losses, and litigation (f)	(442)	(73)	(38)
Operating income	3,044	4,322	7,875
Financial expenses	(586)	(370)	(1,313)
Financial income	281	286	591
Income before tax and investments accounted for using the equity method	2,739	4,238	7,153
(a)Joint ventures and associates with which Sanofi has entered into a strategic alliance.
(b)Excludes (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests.
(c)As of June 30, 2024, this line includes a net reversal of impairment losses amounting to of €371 million, mainly due to an increase in the expected recoverable amounts of certain marketed products and other rights in the Biopharma segment. For 2023, this amount mainly comprises an impairment loss of €833 million, reflecting the impact of the strategic decision to de-prioritize certain R&D programs, in particular those related to the NK Cell and PRO-XTEN technology platforms.
(d)This line records the impact of the workdown of acquired inventories remeasured at fair value at the acquisition date.
(e)See note B.16.
(f)See note B.17.

B.20.2. OTHER SEGMENT INFORMATION
The tables below show the split by operating segment of (i) the carrying amount of investments accounted for using the equity method for which Sanofi has entered into a strategic partnership agreement, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of intangible assets.
Investments accounted for using the equity method in the Biopharma segment mainly comprise MSP Vaccine Company and Infraserv GmbH & Co. Höchst KG (see Note B.5.).

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	June 30, 2024 (6 months)
(€ million)	Biopharma	Opella	Total
Investments accounted for using the equity method (a)	229	14	243
Acquisitions of property, plant and equipment	882	68	950
Acquisitions of other intangible assets	922	14	936
(a) Carrying amount at the end of the reporting period.

	June 30, 2023 (6 months)
(€ million)	Biopharma	Opella	Total
Investments accounted for using the equity method (a)	231	10	241
Acquisitions of property, plant and equipment	751	31	782
Acquisitions of other intangible assets	132	16	148
(a) Carrying amount at the end of the reporting period.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	33

	December 31, 2023 (12 months)
(€ million)	Biopharma	Opella	Total
Investments accounted for using the equity method (a)	234	28	262
Acquisitions of property, plant and equipment	1,619	100	1,719
Acquisitions of other intangible assets	1,287	18	1,305
(a) Carrying amount at the end of the reporting period.

B.20.3. INFORMATION BY GEOGRAPHICAL REGION
The geographical information on net sales provided below is based on the geographical location of the customer.
In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, pre-funded pension obligations, and right-of-use assets as determined under IFRS 16.

	June 30, 2024 (6 months)
(€ million)	Total	Europe	of which France	United States	Other countries
Net sales	21,209	4,882	1,082	9,067	7,260
Non-current assets:
•property, plant and equipment	10,264	5,611	3,079	2,377	2,276
•goodwill	50,080	—	—	—	—
•other intangible assets	26,653	5,156	—	20,726	771

	June 30, 2023 (6 months)
(€ million)	Total	Europe	of which France	United States	Other countries
Net sales	20,187	5,034	1,174	7,988	7,165
Non-current assets:
•property, plant and equipment	9,804	5,462	2,921	2,364	1,978
•goodwill	49,243	—	—	—	—
•other intangible assets	24,590	5,961	—	17,595	1,034

	December 31, 2023 (12 months)
(€ million)	Total	Europe	of which France	United States	Other countries
Net sales	43,070	10,392	2,379	18,512	14,166
Non-current assets:
•property, plant and equipment	10,160	5,659	3,085	2,322	2,179
•goodwill	49,404	—	—	—	—
•other intangible assets	24,319	5,566	—	17,850	903
As stated in Note D.5. to the consolidated financial statements for the year ended December 31, 2023, goodwill is not allocated by geographical region.

B.20.4. PRINCIPAL CUSTOMERS AND CREDIT RISK
Sales generated by Sanofi with its biggest customers, in particular certain wholesalers in the United States, represented 29% of net sales in the first half of 2024. Sanofi’s three largest customers respectively accounted for approximately 13%, 9% and 7% of consolidated net sales in the first half of 2024, mostly in the Biopharma segment (versus approximately 11%, 9% and 7% in the first half of 2023).

34	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

C/ EVENTS SUBSEQUENT TO JUNE 30, 2024

No significant events occurred between the end of the reporting period and the date on which the condensed consolidated financial statements were signed off by the Board of Directors.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	35